FILED BY FGL HOLDINGS

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FGL HOLDINGS

COMMISSION FILE NO. 001-37779

On February 10, 2020, an e-mail communication was sent by an employee of FGL Holdings to approximately 3,500 distribution contacts. The e-mail communication included the following statement:

“F&G to be acquired by Fidelity National Financial

•	We expect FNF’s ownership will meaningfully accelerate our growth trajectory. Detailed press release attached.

•	Ratings agencies responding positively (attached).”

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On February 10 and 11, 2020, an employee of FGL Holdings sent e-mail communications that included the following statement to approximately 500 distribution contacts:

“I’ve attached the following:

•	Fidelity National Financial Fact Sheet

o	Highlighting their financial strength, Fortune 500 ranking and ratings

•	Positive Ratings Agency Press Releases

o	AM Best – A- rating remains unchanged
o	Fitch – placed on Rating Watch Positive
o	Moody’s – placed on review for upgrade

•	FNF Investor Presentation on the Acquisition

o	Highlights the strategies and strengths of the proposed deal

Important to also note that our executive team and Blackstone investment partnership will remain intact. In short, we believe this is a strategic transaction for both parties that will only accelerate our growth trajectory.”

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On February 11, 2020, the following e-mail communication was sent by an employee of FGL Holdings to approximately 5,000 distribution contacts:

“Please take a moment to read the announcement on the acquisition of F&G below. Most importantly please keep these key points in mind when reading through the material:

•	F&G executive management team remains intact

•	Blackstone partnership remains and will continue managing F&G asset portfolio

•

The acquisition adds to F&G’s financial strength and access to deployable capital to support growth (ratings agencies have already given F&G positive outlooks with all indications pointing toward a possible upgrade to an A rating following close of the transaction)

•	Bill Foley – Chairman of FNF, is not new to F&G. He has been co-chairman of FGL Holdings board since ownership transition in 2017.

I have attached additional material regarding the acquisition including the 1) Press Release 2) FNF’s investor presentation on the acquisition, and 3) FNF Q3 Fact Sheet.

Please do not hesitate to reach out with any questions.”

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Certain information in the February 11, 2020 e-mail communication set forth above was corrected by an e-mail sent by FGL Holdings to its partners on February 13, 2020:

“Dear Valued Partner,

I am writing to provide corrected information with respect to potential ratings agency actions in emails you may have received on February 10th and 11th from our internal sales desk representatives.

Several, but not all, of the four ratings agencies have issued press announcements based on our announcement that F&G has agreed to be acquired by Fidelity National Financial, a leading provider of title insurance and transaction services to the real estate and mortgage industries. While we are optimistic that this transaction will accelerate our path to further upgrades, no ratings agency has committed to increasing our financial strength ratings.

Please let me know if you have any questions,

John Phelps, EVP & Chief Distribution Officer”

Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This material contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to the Company, including statements relating to the Mergers and related matters. Such statements are subject to risks and uncertainties, many of which are beyond F&G’s and FNF’s control, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with FNF; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of FNF or other conditions to closing in the merger agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the merger agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (6) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of F&G or FNF as a result of the announcement thereof; (7) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage growth their respective businesses profitably and to retain their key employees; (8) costs related to the transactions contemplated by the merger agreement; (9) changes in applicable laws or regulations; (10) the risk that the transactions contemplated by the merger agreement will not qualify for their intended tax treatment; (11) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions; (12) the possibility that F&G or FNF may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties identified in F&G’s and FNF’s filings with the Securities and Exchange Commission (“SEC”). F&G cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Additional Information about the Proposed Transaction and Where to Find It

This material relates to a proposed transaction between FNF and F&G, which may become the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. This material is not a substitute for the registration statement and relevant solicitation materials that FNF may file with the SEC or any other documents which FNF may send to its or the Company’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, if and when they become available because they will contain important information about the proposed transaction and related matters. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov). In addition, documents would be available for free from the Company by contacting Jamie Lillis, Managing Director, Solebury Trout, 203-428-3223, jlillis@soleburytrout.com.

No Offer or Solicitation

This material is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About FGL Holdings

FGL Holdings-the F&G family of insurance companies-is committed to helping Americans prepare for and live comfortably in their retirement. Through its subsidiaries, F&G is a leading provider of annuity and life insurance products. FGL Holdings, domiciled in the Cayman Islands, trades on the New York Stock Exchange under the ticker symbol FG. For more information, please visit www.fglife.bm.

Contacts:

Investors:

Jon Bayer

investors@fglife.bm

410.487.8898

Media:

Renee Hamlen

media@fglife.bm

515.850.5704

Jonathan Keehner / Tim Ragones / Kate Clark

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

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